UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 17)

BEACON ROOFING SUPPLY, INC.
(Name of Subject Company)

QUEEN MERGERCO, INC. (Name of Filing Person (Offeror)) QXO, INC. (Name of Filing Person (Parent of Offeror)) QUEEN HOLDCO, LLC QUEEN TOPCO, LLC
(Name of Filing Persons (Other))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

073685109
(CUSIP Number of Class of Securities)

Christopher Signorello Chief Legal Officer Five American Lane Greenwich, CT 06831 (888) 998-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: Scott A. Barshay Nickolas Bogdanovich Stan Richards Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 17 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, this “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2025 by QXO, Inc., a Delaware corporation (“QXO”), and Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at $124.25 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

1. The Offer to Purchase and Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On March 11, 2025, QXO announced an extension of the Expiration Time of the Offer until 5:00 p.m., New York City time, on March 14, 2025, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Time”) or earlier terminated in the event that a condition to the Offer becomes incapable of being satisfied. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on March 10, 2025.

The Depositary has advised QXO that, as of 5:00 p.m., New York City time, on March 10, 2025, approximately 11,115,328 Shares have been validly tendered and not properly withdrawn in the Offer, representing approximately 18.05% of the issued and outstanding Shares, as of such time. Shareholders who have already tendered their Shares need not take further action in response to the extension.

The full text of the press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(S) and is incorporated herein by reference.”

2. The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

All descriptions and references in respect of the Expiration Time in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended to reflect an extension of the Expiration Time from “5:00 p.m., New York City time, on March 10, 2025” to “5:00 p.m., New York City time, on March 14, 2025.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(S)	Press release issued by QXO, Inc. on March 11, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2025

QXO, INC.

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Chief Legal Officer

QUEEN MERGERCO, INC.

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary

QUEEN HOLDCO, LLC

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary

QUEEN TOPCO, LLC

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary